Exhibit 99.1

Mountain Province Announces the Discovery of a New Kimberlite at Gahcho Kue and Provides Kennady North Exploration Update

TSX and NASDAQ: MPVD

HIGHLIGHTS

The newly discovered 'Wilson' kimberlite:

  Intersects up to 119 meters of tuffisitic and hypabyssal kimberlite
  Subcrops at surface under recent lake sediment
  Microdiamond results include a 0.28 carat diamond recovered from a 115.2 kg sample
  Well within the open-pit mine plan for Tuzo kimberlite
  First new kimberlite discovery at Gahcho Kue in 20 years

TORONTO and NEW YORK, June 11, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) announces the discovery of a new kimberlite at its Gahcho Kue Joint Venture (GKJV) leases. The Wilson kimberlite is located roughly 200 meters east of the Tuzo kimberlite and was discovered during drill testing of geophysical and geological anomalies in the area.

The Wilson kimberlite is the first kimberlite to be discovered in the GKJV area in over 20 years, and it lies well within the open pit mine plan for the Tuzo kimberlite. The Wilson kimberlite is named after Alice Evelyn Wilson (1881-1964), who is officially recognized as Canada's first female geologist.

President and CEO of Mountain Province Stuart Brown commented: "This very positive development, the discovery of the Wilson kimberlite, is a result of the combined efforts between Mountain Province and De Beers Canada, who are operators of the Gahcho Kue JV. The discovery of Wilson demonstrates the high exploration potential of the Gahcho Kue JV area, and after a 20-year discovery hiatus, it confirms that we are on track for discovering new kimberlites in this region. This discovery also heightens our focus on the potential for more discoveries in the corridor between the Gahcho Kue JV and the Kelvin-Faraday kimberlites."

The location of the Wilson kimberlite relative to other kimberlites in the Gahcho Kue mine plan is provided in the image below. Detailed images and other data that follow are also available on the company website at www.mountainprovince.com.

Plan view of the Wilson kimberlite. Inset shows the location relative to other kimberlites in the Gahcho Kue JV area. The planned open-pit mine pit shells are shown in pale gray. (CNW Group/Mountain Province Diamonds Inc.)

The Wilson kimberlite was discovered during an exploration drilling program that was designed to conduct drill-testing of geophysical and historical drilling anomalies in the area surrounding the Gahcho Kue kimberlites. The discovery drillhole MPV-19-496C intersected tuffisitic kimberlite beneath 18 meters of lake water and bottom sediments to roughly 137 meters, and hypabyssal kimberlite from 152 to 207 meters. These divisions are preliminary; detailed logging of the core that is currently underway is expected to identify more complex internal lithologies. To date, eighteen drillholes have been completed and preliminary drilling results are summarized in the table below.

Preliminary drill results for the Wilson kimberlite. Detailed logging to define internal lithologies is underway.

Drill Hole	Azimuth	Inclination	Kimberlite Intersect[1] (m)			Intersect True Thickness[2] (m)	End of Hole (m)
			From	To	Length
Wilson Kimberlite
MPV-19-496C	199	-57	18.54	137.67	119.13	--[4]	302
			152.15	207.06	54.91	--[4]
			212.76	214.15	1.39	--[4]
MPV-19-497C	255	-56	23.00	34.26	11.26	--[4]	77
MPV-19-498C	143	-56	16.75	33.00	16.25	--[4]	62
MPV-19-499C	79	-57	--	--	--	--[5]	65
MPV-19-500C	319	-61	23.00	66.00	43.00	--[4]	96
MPV-19-501C	274	-71	45.00	121.60	76.60	25.30	205
			132.70	174.00	41.30	13.50
MPV-19-503C	329	-66	--	--	--	--[5]	164
MPV-19-504C	94	-56	56.96	110.10	53.14	30.00	152
MPV-19-505C	57	-64	104.26	165.72	61.46	23.20	200
MPV-19-506C	107	-58	107.90	134.00	26.10	14.10	158
MPV-19-507C	274	-47	43.00	44.90	1.90		206
			60.60	83.67	23.07[3]
			146.50	174.40	27.90	19.10
MPV-19-508C	278	-58	197.00	214.00	17.00	8.90	274
			236.25	240.85	4.60
			244.65	246.35	1.70
MPV-19-509C	299	-48	--	--	--	--[5]	265
MPV-19-510C	282	-51	--	--	--	--[5]	401
MPV-19-511C	305	-51	209.25	275.28	66.03	38.20	318
MPV-19-512C	295	-46	274.58	321.54	46.96	32.70	353
MPV-19-513C	292	-52	98.85	104.00	5.15[3]		428
			172.30	176.70	4.40
			258.20	300.62	42.40	--[6]
			370.50	395.74	25.24	13.40
MPV-19-514C	272	-55	70.40	76.25	5.85		401
			178.08	180.40	2.32
			206.22	226.60	20.38	--[6]
			226.50	230.80	2.30[3]
			233.00	236.62	3.62[3]
			251.77	257.50	5.73[3]
[1]Intersects are not true thicknesses. [2]Defined as the horizontal distance between kimberlite/country rock pierce points, assuming that Wilson has vertical contacts with the adjacent country rock. True thicknesses are not determined for narrow intersects outside of the main Wilson body. [3]A mix of kimberlite dyke material emplaced into diabase. [4]Intersects are collared in kimberlite and/or along the strike length of the kimberlite. [5]No kimberlite intersected. [6]Further drilling is required to determine a true thickness and its relationship to Wilson

In contrast to the Curie kimberlite announced last year, which is believed to be connected to the nearby Dunn Sheet (see news release, July 12, 2018), drilling at Wilson shows no connection to nearby Tuzo, and as such the Wilson kimberlite is a distinct, new discovery. Three-dimensional modeling of the drill results suggests that Wilson is elongated north-south and has roughly vertical contacts with country rock along its length. A greater volume of kimberlite is present to the north, and the kimberlite also remains open to the north. A preliminary image of the Wilson kimberlite in cross-sectional view is provided in the image below.

Preliminary cross-sectional image of the Wilson kimberlite in green, looking east from Tuzo. Drill traces are as black lines. Lake surface and bottom sediments are outlined in brown. The proposed open pit profile for the Tuzo kimberlite is in gray. Elevations are in meters above sea level. Not all drill traces are shown. (CNW Group/Mountain Province Diamonds Inc.)

After logging of the discovery drillhole at the mine site, representative samples of the core were shipped to the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council ("SRC") for caustic fusion recovery of microdiamonds. A total of 115.2 kilograms of kimberlite was treated for microdiamonds, with 480 diamonds recovered in the +0.075mm size classes. Five +0.85mm diamonds included in the result weigh a total of 0.32 carats, with the largest stone being a 0.28 carat colorless octahedral aggregate. Results are summarized in the table below.

Microdiamond test results for the Wilson kimberlite.

Total Weight	Number of Diamonds According to Sieve Size Fraction (mm)											Total of +0.075 stones
Kg	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
115.2	178	120	65	49	38	18	7	4	0	0	1	480

The microdiamond samples were sealed at the mine site with chain of custody protocols in place during their transit and receipt at the SRC. The SRC is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

The drilling and microdiamond data for the Wilson kimberlite are not sufficiently well-constrained to define a Mineral Resource, and as such the Wilson kimberlite is considered a Target for Further Exploration (TFFE). Based on drilling and 3D modeling to date, a potential range from 1.5-3.0 million tonnes is possible for the Wilson kimberlite. The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource, and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource.

Vice President of Exploration Dr. Tom McCandless commented: "While the results are preliminary, both the microdiamond and 3D modeling data suggest that the Wilson kimberlite will add positively to the mine at Gahcho Kue. With this important discovery, what would have formerly been discarded as waste rock has, through methodical exploration, now been converted to rock of value as we move forward with development of the Tuzo open pit."

Additional sampling of core from Wilson for microdiamond and geological assessment is presently underway. Further drilling to delineate the northern extent of the Wilson kimberlite is also in the planning stage, with the interpretation of all new results expected later in 2019.

The winter 2019 exploration program at the Company's 100%-held Kennady North Project has also been completed. The objectives of the winter program were to remove heavy equipment from previous bulk sampling programs, and to drill-test exploration targets located three to four kilometers southwest of the Gahcho Kue Mine. The first objective was successfully completed, but drilling of priority targets was hindered by flight-restrictive weather for the helicopter-supported drill program. Only five drill holes totaling 917 meters of the 2,000 meter program were completed and no kimberlite was intersected. The untested targets will be reviewed for discovery potential and reprioritized along with other targets in the Kelvin-Faraday Corridor located northeast of Gahcho Kue.

Images from the winter 2019 exploration program at Kennady North are available on the company website at www.mountainprovince.com.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue consists of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kue Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure of scientific and technical information in this news release regarding Mountain Province's mineral properties has been reviewed and approved by Dr. Tom E. McCandless, P.Geo., Vice President Exploration for Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 11-JUN-19